SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPELr

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

Brazilian SEC Registration no. 1431-1

MINUTES OF THE ONE HUNDRED NINETY-SECOND EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: March 25, 2020 - 4 p.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.             The Board of Directors, after hearing the Statutory Audit Committee, unanimously approved the Company's Annual Management Report, the Balance Sheet and the Financial Statements for the year 2019 and their submission to the Supervisory Board and the General Shareholders' Meeting.

II.           The Board of Directors, after hearing the Statutory Audit Committee, unanimously approved the Board Proposal for Allocation of Net Profit for the year 2019 and the provision for distribution as Payment for Integration between Capital and Labour and Incentive to Productivity and the submission of such proposal and provision to the Supervisory Board and the General Shareholders' Meeting.

III.         The Board of Directors, after hearing the Statutory Audit Committee, unanimously approved the technical study of deferred tax projection.

IV.         The Board of Directors, after hearing the Statutory Audit Committee, unanimously approved the 2019 Annual Report of the Statutory Audit Committee and noted that the Statutory Audit Committee's work was monitored through regular reports.

V.          The Board of Directors unanimously approved the contracting of a Civil Liability Insurance for Directors, Officers and Managers (Director and Officer - D & O) for the period of March 28, 2020 to March 28,2021.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO -  Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Meeting Secretary.

This is a free translation of the summary of the minutes of Copel’s 192nd Extraordinary Board of Directors’ Meeting drawn up in the Company’s Book no. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 25, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.